Exhibit 99.1

Canopy Growth And Greenlane Announce Exclusive Distribution Partnership For Storz & Bickel Vaporizers In The United States

BOCA RATON, FL & SMITHS FALLS, ON, Aug. 8, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) is pleased to announce that it has partnered with one of the largest global sellers of premium cannabis accessories, Greenlane Holdings, Inc, ("Greenlane") (Nasdaq: GNLN) that gives Greenlane exclusive distribution rights of Storz & Bickel vaporizers throughout the United States.

Storz & Bickel, a subsidiary of Canopy Growth based in Tuttlingen, Germany, has a 22-year history as the global leader in vaporizer design. The company has won accolades for developing an automated and internationally certified factory, achieving ISO 13845 certification in 2009 and exporting to over 50 markets around the world. Storz & Bickel first introduced the world-renowned Volcano® product line in 2000 and since then has worked tirelessly to continue innovating and perfecting the industry's leading tabletop vaporizer, in addition to their successful portable handhelds including the Crafty® and Mighty® devices.

Greenlane has been Storz & Bickel's exclusive U.S. distribution partner since January 2018 and the new agreement signed with Canopy Growth will allow for robust growth in the American market along with continued distribution to the Canadian market. Greenlane boasts an extensive distribution network within North America which includes over 11,000 retail locations spanning smoke and vape shops and licensed cannabis dispensaries. Through their distribution channels, Greenlane will bring Storz & Bickel's newest desktop vaporizer technology—the Volcano Hybrid—to market. The Hybrid model offers improved airflow management, faster heat-up times, easy to use touch display, a rotatable tube system for an alternate inhalation method and increased safety and functionality through Bluetooth app control.

"We have worked with Storz & Bickel since Greenlane's inception in 2005 to launch dozens of its products, introducing the legendary Volcano vaporizer to the U.S. market and establishing it as the gold standard of desktop vaporizers," said Aaron LoCascio, Chairman and Chief Executive Officer of Greenlane. "The extension of our relationship through this exclusive agreement with Canopy Growth will allow us to introduce even more North Americans to this premiere brand and pristine line of vaporizer products."

"Establishing and extending this exclusive partnership with Greenlane has played an important role in cementing Storz & Bickel's brand reputation for quality, safety and performance in the United States." commented Peter Popplewell, PhD., Canopy Growth Chief Technology Officer. "We have seen tremendous success with their smaller handheld devices, including the Mighty, and we are excited to introduce Storz & Bickel's latest update on the Volcano as consumers continue to be drawn towards top-quality vaporizer technology."

Here's to Future (Vaporized) Growth.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 4.7 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to strategic retail partnerships. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 25, 2019 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

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SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2019/08/c8493.html

%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations, Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 08:00e 08-AUG-19